SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 14D-9
Solicitation/Recommendation Statement
Pursuant to Section 14(d)(4) of the
Securities Exchange Act of 1934

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BOSTON CAPITAL TAX CREDIT FUND IV L.P.
(Series 21)
(Name of Subject Company)

BOSTON CAPITAL TAX CREDIT FUND IV L.P.

 (Name of Person(s) Filing Statement)

Series - Beneficial Assignee Certificates
(Title of Class of Securities)
None
 (CUSIP Number of Class of Securities)

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Richard J. DeAgazio, Executive Vice President
Boston Capital Partners, Inc.
One Boston Place
Suite 2100
Boston MA  02108
(617) 624-8900

(Name, Address and Telephone Number of
Persons Authorized to Receive Notices and Communications on
Behalf of the Person(s) Filing Statement)

Copies to:

Scott M. Nemeroff, Esq.
Peabody & Brown
1255 23rd Street NW
Suite 800
Washington DC  20037
(202) 973-7700


	Item 1.	Security and Subject Company.

	The name of the subject company is Boston Capital Tax Credit Fund IV L.P., a Delaware limited partnership (the "Partnership"), which has its principal executive offices at One Boston Place, Suite 2100, Boston, Massachusetts 02108. The General Partner of the Partnership is Boston Capital Associates IV L.P., a Delaware corporation with principal executive offices at One Boston Place, Suite 2100, Boston, Massachusetts 02108 (the "General Partner").
The title of the class of equity securities to which this statement relates is the Partnership's Series 21 beneficial assignee certificates ("BACs") representing assignments of limited partnership interests in the Partnership issued to BCTC IV Assignor Corp., a Delaware corporation (the "Assignor Limited Partner"). Each BAC represents a pro rata assignment of the beneficial interest in the Series 21 limited partnership interest held by the Assignor Limited Partner. The Assignor
Limited Partner does not retain any beneficial interest in its Series 21 limited partnership interest, all of which has been assigned to the BAC Holders.

	Item 2.	Tender Offer of the Bidder.

	This Schedule 14D-9 relates to the offer by Valley Creek Capital LLC, a Delaware limited liability company (the "Purchaser") disclosed in a Tender Offer Statement on Schedule 14D-1 dated April 14, 1998 (the "Schedule 14D-1"), to purchase up to 186,000 issued and outstanding BACs at a purchase price of $6.50 per BAC, net to the seller in cash (the "Purchase Price"), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 14, 1998 and the related Letter of Transmittal, as each may be supplemented, modified or amended from time to time (which collectively constitute the "Valley Creek Offer" and are contained within the Schedule 14D-1).

	The address of the Purchaser's principal executive offices is 601 Carlson Parkway, Suite 200, Minnetonka, Minnesota 55305.

	Item 3.	Identity and Background.

	(a)	The name and business address of the Partnership, which
is the person filing this statement, are set forth in Item 1 above.

	(b) (1)	The Partnership does not have any employees,
directors or executive officers. All decisions with respect to the management of the Partnership and its affairs are made by the General Partner. Except as described below, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the General Partner or its affiliates and the Partnership and its affiliates.

	The General Partner and its affiliates have received or will receive certain types of compensation, fees or other distributions in connection with the operations of the Partnership. The arrangements for payment of compensation and fees, as set forth in the Partnership's Amended and Restated Agreement of Limited Partnership, dated as of December 16, 1993, as amended to date (the "Partnership Agreement"), the Partnership's prospectus and other publicly filed documents, were not determined in arm's-length negotiations with the Partnership.

	In accordance with the Partnership Agreement, the Partnership was required to pay certain fees to and reimburse expenses of the General Partner and others in connection with the organization of the Partnership and the offering of its BACs. Commissions, fees and expenses related to the sale of the BACs totaling $2,731,798 have been paid. In connection therewith, $746,521 of selling, organizational and offering expenses incurred on behalf of the Partnership have been paid to an affiliate of the General Partner. Total organization and offering expenses inclusive of selling commissions did not exceed 14% of the gross offering proceeds.

	In accordance with the Partnership Agreement, the Partnership is required to pay acquisition fees to and reimburse acquisition expenses of the General Partner or its affiliates for selecting, evaluating, structuring, negotiating, and closing the Partnership's investments in Operating Partnerships. Acquisition fees total 8.5% of the gross offering proceeds. Acquisition expenses, which include such expenses as legal fees and expenses, travel and communications expenses, costs of appraisals, accounting fees and expenses, totalled 2.28% of the gross offering proceeds. As of March 31, 1998 acquisition fees totaling $1,608,795 for the closing of the Partnership's investments in Operating Partnerships were paid to an affiliate of the General Partner. Acquisition expenses totaling $106,462 were reimbursed to an affiliate of the General Partner.

	Pursuant to the Partnership Agreement, an affiliate of the General Partner is entitled to a fee (the "Fund Management Fee") for its services in connection with the administration of the affairs of the Partnership. The Fund Management Fee is payable annually and is calculated by multiplying 0.5% by the Aggregate Cost of the Apartment Complexes in Series 15 acquired by the Partnership. The Fund Management Fees earned during the years ended March 31, 1998, 1997 and 1996 are as follows:

                					    1998	      1997     1996

	Asset Management Fees	$225,840	  $225,840	  $227,884


	The General Partner and its respective partners, officers and directors, are each entitled to indemnification under certain circumstances from the Partnership pursuant to provisions of the Partnership Agreement. Generally, the General Partner is also entitled to reimbursement of expenditures made on behalf of the Partnership.

	Under the Partnership Agreement, the General Partner is entitled to receive 1% of cash distributions to the partners of the Partnership. The Partnership has not paid any cash distributions to the General Partner in the three years ended
March 31, 1998.

	(2)	There are no material contracts, agreements,
arrangements or understandings or any actual or potential conflicts of interest between the General Partner or its affiliates and the Purchaser, its members, executive officers, directors or affiliates.

	Item 4.	The Solicitation or Recommendation.

	(a)	Following receipt of the terms of the Valley Creek
Offer, the General Partner reviewed and considered the Valley
Creek Offer. The General Partner recommends that BAC Holders reject the Valley Creek Offer for the following reasons:

     The Purchaser is only offering $6.50 per BAC. As stated in the "Introduction" on page 1 of the Purchaser's Offer to Purchase dated April 14, 1998, the last known price paid for the BACs on the secondary market was $8.30, which is more than the proposed Purchase Price. Since secondary market selling prices do not take into account commissions charged, the net proceeds to a BAC Holder in a secondary market sale would be reduced by approximately 5% to 8%. In addition, the current value of a BAC may have also been reduced from the last selling date because there are fewer Tax Credits remaining due to the passage of time.

	(b)	The General Partner also believes that BAC Holders
should carefully consider the following factors in making their own decisions of whether to accept or reject the Valley Creek
Offer:

      BAC HOLDERS WILL NO LONGER RECEIVE THE TAX CREDITS AND/OR TAX LOSSES FROM THE BACS SHOULD THEY TENDER PURSUANT TO THE VALLEY
CREEK OFFER.

     BAC Holders who tender their BACs will lose the right to receive any future distributions from the Partnership from any refinancing or sale of the Partnership's properties. Although the General Partner cannot predict the future value of the Partnership's assets on a per BAC basis, the Purchase Price could differ significantly from the amount that may be realized from the sale or refinancing of the Partnership's assets. There can be no assurance as to the timing, amount or occurrence of any future distributions.

     Limited Partners should consult with their respective advisors about the financial, tax, legal and other consequences of the Valley Creek Offer.

     While the Valley Creek Offer will provide BAC Holders with an immediate opportunity to liquidate their investment in the Partnership, BAC Holders who have a present or future need for the tax credits and/or tax losses from the BACs may, however, prefer to retain their BACs and not tender them pursuant to the Valley Creek Offer.

     As stated by the Purchaser in the Valley Creek Offer, there may be a conflict of interest between the Purchaser's desire to purchase the BACs at a low price and a BAC Holder's desire to sell their BACs at a high price. Therefore, BAC Holders might receive greater value if they hold their BACs, rather than tender. Furthermore, BAC Holders should be aware that a secondary market exists for the BACs.



	Item 5.	Persons Retained, Employed or to Be Compensated.

	Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to BAC Holders on their behalf concerning the Valley Creek Offer.

	Item 6.	Recent Transactions and Intent With Respect to
Securities.

	(a)	Neither the Partnership nor the General Partner or any
of their affiliates have effected any transactions in the BACs during the past 60 days

	(b)	Neither the General Partner nor, to the knowledge of
the General Partner, any of its partners, executive officers, directors, affiliates or subsidiaries intend to tender BACs owned by them to the Purchaser pursuant to the Valley Creek Offer.

	Item 7.	Certain Negotiations and Transactions by the
Subject Company.

	(a) 	No negotiation is being undertaken or is underway by
the Partnership in response to the Valley Creek Offer which relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization, involving the Partnership or any subsidiary of the Partnership; (2) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary; (3) tender offer for or other acquisition of securities by or of the Partnership; or (4) any material change in the present capitalization or dividend policy of the Partnership.

	(b)	Except as described above or in Item 3(b), there are no
transactions, board resolutions, agreements in principle or signed contracts in response to the Valley Creek Offer which relate to or would result in one or more of the matters referred to in Item 7(a).

	Item 8.	Additional Information to Be Furnished.

			None.

	Item  9.	Material to be Filed as Exhibits.

	(a)(1) Letter from Boston Capital Tax Credit Fund IV L.P. to BAC Holders, dated April 22, 1998.



SIGNATURES


	After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:		April 22, 1998

				BOSTON CAPITAL TAX CREDIT FUND IV L.P.


				By: 	Boston Capital Associates IV L.P., its
					General Partner


					By: 	Boston Capital Associates, its
						general partner


						By: 	/s/ John P. Manning
							John P. Manning
							Partner


EXHIBIT INDEX



EXHIBIT NO. 				TITLE

(a)(1)						Letter from Boston Capital Tax
Credit
						Fund IV L.P. to BAC Holders dated
						April 22, 1998



BOSTON CAPITAL TAX CREDIT FUND IV L.P.
One Boston Place
Suite 2100
Boston MA  02108


									April 22, 1998

Dear BAC Holder:

	As you are by now aware, Valley Creek LLC, a Delaware limited liability company (the "Purchaser"), has made an offer (the "Valley Creek Offer") to purchase assignments of limited partnership interests ("BACs") of Boston Capital Tax Credit Fund IV L.P. Series 21 (the "Partnership") for a cash purchase price of $6.50 per BAC (the "Purchase Price").

	The Boston Capital Associates IV L.P. (the "General
Partner") recommends that BAC Holders REJECT the Valley Creek
Offer for the following reasons:

      The Purchaser is only offering $6.50 per BAC. As stated in the "Introduction" on page 1 of the Purchaser's Offer to Purchase dated April 14, 1998, the last known price paid for the BACs on the secondary market was $8.30, which is more than the proposed Purchase Price. Since secondary market selling prices do not take into account commissions charged, the net proceeds to a BAC Holder in a secondary market sale would be reduced by approximately 5% to 8%. In addition, the current value of a BAC may have also been reduced from the last selling date because there are fewer Tax Credits remaining due to the passage of time.

	The General Partner also believes that BAC Holders should carefully consider the following factors in making their own decisions of whether to accept or reject the Valley Creek Offer:

     BAC HOLDERS WILL NO LONGER RECEIVE THE TAX CREDITS AND/OR TAX LOSSES FROM THE BACS SHOULD THEY TENDER PURSUANT TO THE VALLEY
CREEK OFFER.

     BAC Holders who tender their BACs will lose the right to receive any future distributions from the Partnership from any refinancing or sale of the Partnership's properties. Although the General Partner cannot predict the future value of the Partnership's assets on a per BAC basis, the Purchase Price could differ significantly from the amount that may be realized from the sale or refinancing of the Partnership's assets. There can be no assurance as to the timing, amount or occurrence of any future distributions.

     BAC Holders should consult with their respective advisors about the financial, tax, legal and other consequences of the Valley Creek Offer.

	Enclosed is a copy of the Partnership's Statement on
Schedule 14D-9 which has been filed with the Securities and Exchange Commission and sets forth the Partnership's response to the Offer. BAC Holders are advised to carefully read the
Schedule 14D-9.

 	Please do not hesitate to call the Partnership at (800) 866-2282 for assistance in any Partnership matter.



BOSTON CAPITAL TAX CREDIT FUND IV L.P.